082-04992

BACARDI LIMITED

09045137

VIA COURIER

January 12, 2009

Securities and Exchange Commission
Office of International Corporate Finance
Division Of Corporation Finance
450 Fifth Street, NW
Washington, DC 20001

RECEIVED
JAN 14 2009
OFFICE OF THE SECRETARY

Attn: Margaret H. McFarland
Deputy Secretary

SUPPL

Dear Madam,

Re: Bacardi Limited
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act 1934

On behalf of Bacardi Limited, I am transmitting for submission to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, the Quarterly Report to Shareholders for the three months ended September 30, 2008 that was sent by Bacardi Limited to all of its shareholders.

Please acknowledge receipt of this submission by date-stamping the additional copy of this letter which is enclosed and return it to me in the enclosed self-addressed, courier package.

Sincerely,

Michael Maguire

Michael Maguire

dlw 1/21

Enc.

BACARDI - THE WORLD'S GREAT RUMS

P.O. BOX HM 720, HAMILTON HM CX, BERMUDA
TEL: (441) 295-4345 FAX: (441) 292-0562

BACARDI LIMITED

BACARDI LIMITED

Quarterly Report to Shareholders

Three Months Ended September 30, 2008

BACARDI LIMITED

Report to Shareholders

Dear Shareholder:

Our financial results for the first six months of Fiscal 2009 have maintained a positive trend despite a deteriorating global economic environment. Sales less excise taxes ("sales") for the six months ended September 30, 2008 have increased by +10% (+4% excluding foreign exchange) compared to the prior year, driven by the growth of our Global Spirits Brands and MARTINI portfolios, largely due to the continuing strategy of increasing prices within their key markets. Global Spirit Brand volumes, however, have softened in most markets. Selling, General and Administrative expenses ("SG&A"), which include advertising and promotion expenses, increased by +4% (excluding foreign exchange). This increase is largely attributable to normal inflationary pressures and slightly higher levels of investment in advertising and promotion, in infrastructure to support the marketing and selling efforts in key markets, and in the long-term global IT strategy. The results were positively impacted by lower interest costs of -$10 million or -12% as a result of declining interest rates and reduced average borrowings. Reported net income for the first six months was $457 million, representing an increase of +$62 million (+$45 million excluding foreign exchange) compared to the same period of the prior year.

Excluding the favorable impact of foreign exchange, sales of Global Spirits Brands grew by +2% reflecting price increases of +3% and offset by a -2% decline in case volumes. The fall in volumes was driven by a -7% decline in the United States due to the recessionary economy and the resulting negative impact on consumer consumption and trade inventory reductions. Global sales of BACARDI rums were in line with the prior year due to price increases in key markets as well as continued volume growth in Russia. GREY GOOSE vodka sales increased +2% due to price increases achieved in the United States which offset a -2% decline in global volumes driven by the United States. DEWAR'S Scotch whisky sales grew by +5% due to price increases in almost all markets coupled with strong volume growth in Russia and Asia Pacific, but was offset by unfavorable changes in the market sales mix and a significant -14% volume decline in Spain due to the declining category trend and consumption levels. Sales of BOMBAY gin were in line with the prior year due to price increases in the brand's key markets, partially offset by a -3% decline in volumes driven by the United States. ERISTOFF vodka sales increased by +8% due to volume and price increases in most markets combined with the success of its flavored variants. MARTINI vermouth sales grew by +5% compared to the prior year period primarily due to price increases in all of the brand's top markets and volume growth in Russia, offset by volume declines in some of the brand's mature European markets.

During July 2008, the Company announced a Share Buy-Back program where it offered to buy up to 404,255 Bacardi Limited common shares and Bacardi Corporation Series A Preferred shares at $470 per share. By the conclusion of the offer, the Company repurchased 135,928 Bacardi Limited common shares and 43,297 Bacardi Corporation Series A Preferred shares, which were converted on a one-for-one basis into Bacardi Limited common shares for total consideration of approximately $84 million.

BACARDI LIMITED

We are pleased to announce that on November 21, 2008, the Company completed its previously announced acquisition of a significant minority interest in Caribbean Distillers Corporation, Limited, the parent company of the Patron Spirits Company and owner of the ultra-premium Patron tequila brand. This transaction reinforces our long term strategy to seek acquisitions and strategic investments in premium and super premium brands.

At September 30, 2008, $2.0 billion of the Company's long-term debt is scheduled to mature within one year, and therefore, is included in current portion of long-term debt in the consolidated balance sheet. The Company has begun discussions with its current lenders to refinance this debt on a long-term basis, with a goal of having the new agreements in place by March 31, 2009.

We are now entering a challenging and uncertain period for the Company, the broader spirits industry, and the global economy. Traditionally our industry has been viewed as a defensive proposition during economic downturns, but the possible breadth and depth of the current downturn suggests that past history may not be a good guide to this very deep and very global recession. Moreover, having repositioned ourselves as a premium and super-premium branded spirits company, we remain even more cautious. The tightening in the credit markets is impacting both our consumers and our customers. We expect that the economic contraction in the United States, the continued economic deterioration in most of the other markets we operate in, and the lack of consumer confidence generally will have a negative impact on our company's performance for the remainder of our fiscal year. We will continue to closely monitor these factors over the coming months and adapt our commercial strategies accordingly in order to bring our underlying cost structure in line with the changing environment and to ensure investments supporting our brands are effective and maintain their proper positioning. Our focus during these challenging times must be on our Global Spirits Brands. With a clear focus on long-term shareholder value creation, we will continue to invest behind our brands and potentially look to increase market share at the hands of competitors who may not have the luxury of maintaining investment levels during this difficult period.

Finally, the Board of Directors has unanimously elected Séamus E. McBride as Bacardi Limited's new President and Chief Executive Officer. As previously announced, Mr. McBride joins Bacardi from the Colgate-Palmolive Company where he served as the Executive Vice President and President of North America and Worldwide Commercial Effectiveness. Mr. McBride's priority will be to continue to develop our stated vision of becoming the number one premium and super premium spirits company in the world.

Respectfully,

Facundo L. Bacardi
Chairman of the Board

Séamus E. McBride
President and Chief Executive Officer

Business

Bacardi Limited (the "Company"), a privately held company headquartered in Bermuda, produces, markets and distributes a variety of internationally recognized spirits. Our brand portfolio includes various brands and labels of rum, vodka, Scotch whisky, gin, vermouth and tequila products among others, of which most of the products are sold on a global basis. The Company's Global Spirits Brands are comprised of BACARDI rum, GREY GOOSE vodka, DEWAR'S Scotch whisky, BOMBAY gin, CAZADORES tequila and ERISTOFF vodka. The Company operates in markets throughout the world with operations in the United States, Mexico, all major European countries and various markets in Latin America. The Company has prioritized its expansion in the emerging markets of China and other Asia Pacific markets.

Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the 2008 Bacardi Limited Annual Report. The results of operations for the three and six months ended September 30, 2008 are not necessarily indicative of the results of operations expected for the full fiscal year.

Second Quarter Fiscal 2009

Summary of Financial Performance

(expressed in thousands of 9L cases and U.S. Dollars, except percentages)	Three Months Ended September 30, 2008	2007	% Change
Total Volumes	16,594	16,714	–1%
Sales	1,451,478	1,367,985	+6%
Sales less Excise Taxes	1,211,484	1,125,009	+8%
Gross Profit	799,507	741,665	+8%
Selling, General and Administrative Expenses	508,141	479,927	+6%
Earnings from Operations	291,366	261,738	+11%
Net Income	248,811	197,411	+26%
Gross Margin	55.1%	54.2%	
Earnings from Operations Margin	20.1%	19.1%	
Effective Tax Rate	8.3%	10.1%	

Management's Discussion and Analysis (Continued)

Volumes

(expressed in thousands of 9L cases, except percentages)	Three Months Ended September 30,		Volume Change	Net Sales (Excl. FX) Change
	2008	2007	%	%
GLOBAL SPIRITS BRANDS				
BACARDI rum	4,362	4,668	–7%	–3%
GREY GOOSE vodka	958	946	+1%	+5%
DEWAR'S Scotch whisky	931	962	–3%	–2%
BOMBAY gin	509	558	–9%	–4%
CAZADORES tequila	166	156	+6%	+3%
ERISTOFF vodka	477	462	+3%	+3%
Total Volumes	7,403	7,752	–5%	0%

Sales less Excise Taxes

Sales less excise taxes ("sales") increased by +8% in the second quarter of Fiscal 2009 compared to the same prior year quarter. Excluding the favorable impact of foreign exchange, sales grew by +4%.

Excluding the favorable impact of foreign exchange, sales of Global Spirits Brands were in line with the prior year period resulting from the net effect of price increases for all the brands in key markets offset by a -5% decline in case volumes. Trade inventory reductions are occurring in many of our major markets. Sales of BACARDI rums decreased by -3% primarily due to this reduction in the United States. GREY GOOSE vodka sales grew by +5% as price increases in the United States and sales growth in seed markets offset a -2% volume decline in the United States. DEWAR'S Scotch whisky sales decreased by -2% compared to the same prior year period primarily reflecting volume declines in Spain and the United States which were partially offset by price increases in key markets and volume growth in Russia and China. Sales of BOMBAY gin decreased by -4% due to a decline in trade inventories in the United States, partially offset by price increases in the brand's key markets. CAZADORES tequila increased +3% reflecting an increase in Mexico where volumes were depressed in the prior year following the decision to reduce trade inventory levels. ERISTOFF vodka sales increased by +3% due to volume and price increases across most of the brand's key markets.

MARTINI vermouth sales were in line with the prior year reflecting a -3% decline in volumes offset by price increases. Volume declines were noted throughout the brand's traditional markets in Europe, primarily Spain, Germany, France, Italy and Portugal but were partially offset by the continued growth in the Russian market.

Gross Profit

Gross profit margin for the quarter increased to 55.1% compared to 54.2% in the same period of last year reflecting pricing increases across the Global Brands which more than offset higher freight and energy related costs.

Management's Discussion and Analysis (Continued)

Selling, General and Administrative Expenses

Selling, General and Administrative expenses ("SG&A"), which include advertising and promotion expenses, increased by +$28 million or +6% compared to the prior year period and increased +$12 million or +2% excluding the unfavorable impact of foreign exchange. This results from slightly higher levels of advertising and promotional investment, investment in infrastructure to support the marketing and selling efforts in key markets, increased costs in support of the long-term global IT strategy, as well as normal inflationary cost increases. The increases were offset by one-off costs of $18 million incurred in the prior year related to the initiatives improving the utilization of the Company's manufacturing assets.

Earnings from Operations

As a result of the items described above, earnings from operations margin was 20.1% for the current year quarter compared to 19.1% in the prior year period.

Interest Expense, Other Expense and Income Taxes

Net interest expense decreased by -15% compared to the same prior year period due to lower interest rates, lower average borrowings, and the redemption of the Series A Preferred shares. The -$16 million decrease in miscellaneous expense results primarily from unrealized gains on foreign currency forward contracts and options due to the strengthening U.S. dollar. The effective tax rate decreased to 8.3% for the second quarter of Fiscal 2009 as compared to 10.1% for the same prior year period resulting from discrete tax items recognized in both periods.

Net Income

As a result of the items described above, net income for the second quarter of Fiscal 2009 was $249 million compared to $197 million for the same prior year period.

Management's Discussion and Analysis (Continued)

Six Months Fiscal 2009

Summary of Financial Performance

(expressed in thousands of 9L cases and U.S. Dollars, except percentages)	Six Months Ended September 30, 2008	Six Months Ended September 30, 2007	% Change
Total Volumes	33,351	33,423	0%
Sales	2,878,513	2,647,303	+9%
Sales less Excise Taxes	2,389,251	2,173,954	+10%
Gross Profit	1,579,074	1,444,518	+9%
Selling, General and Administrative Expenses	1,007,931	918,988	+10%
Earnings from Operations	571,143	525,530	+9%
Net Income	456,857	395,107	+16%
Cash Flow from Operations	227,062	113,813	+100%
Gross Margin	54.9%	54.6%	
Earnings from Operations Margin	19.8%	19.9%	
Effective Tax Rate	9.1%	9.9%	
Total Debt to Total Capital[1]	37.3%	40.2%	

(1) Ratio is calculated as follows: [Total Debt = (Long-term debt + current portion) / Total Capital = (Equity + Total Debt)]

Volumes

(expressed in thousands of 9L cases, except percentages)	Six Months Ended September 30, 2008	Six Months Ended September 30, 2007	Volume Change %	Net Sales (Excl. FX) Change %
GLOBAL SPIRITS BRANDS				
BACARDI rum	9,202	9,540	–4%	0%
GREY GOOSE vodka	1,898	1,936	–2%	+2%
DEWAR'S Scotch whisky	1,751	1,665	+5%	+5%
BOMBAY gin	1,080	1,114	–3%	0%
CAZADORES tequila	273	259	+5%	+7%
ERISTOFF vodka	935	895	+5%	+8%
Total Volumes	15,139	15,409	–2%	+2%

Management's Discussion and Analysis (Continued)

Sales less Excise Taxes

Sales less excise taxes ("sales") increased by +10% in the first six months of Fiscal 2009 compared to the same prior year period. Excluding the favorable impact of foreign exchange, sales grew by +4%.

Sales of Global Spirits Brands grew by +2%, excluding the favorable impact of foreign exchange, reflecting price increases of +3% partially offsetting a -2% decline in case volumes. The decrease in volumes was driven by a -7% decline in the United States due to the economic downturn and the resulting negative impact on depletions across all Global Spirits Brands. Global sales of BACARDI rums were in line with the prior year due to price increases in key markets as well as continued volume growth in Russia, offset by a decline in volumes in the United States. GREY GOOSE vodka sales increased +2% due to price increases achieved in the brand's principal market of the United States which more than offset a -2% decline in volumes again driven by the United States and partially offset by volume growth in seed markets. DEWAR'S Scotch whisky sales grew by +5% due to price increases in the majority of markets and strong volume growth in Russia and the Asia Pacific region. This was partially offset by unfavorable changes in the market sales mix and a significant -14% volume decline in Spain due to the declining category trend and consumption levels resulting from the government's successful anti-alcohol campaign and the weak economic environment. Sales of BOMBAY gin were in line with the prior year due to price increases in the brand's key markets, partially offset by a -3% decline in volumes driven by the United States. CAZADORES tequila sales were +7% higher reflecting its recent launch in Russia and increased sales in Mexico following the trade inventory reductions in the prior fiscal year. ERISTOFF vodka sales increased by +8% due to volume and price increases in most markets combined with the success of its flavored variants.

MARTINI vermouth sales grew by +5% compared to the prior year period primarily due to price increases in all of the brand's top markets coupled with volume growth in Russia, which continued to benefit from an expanding market and ongoing advertising and promotional support. Volumes, however, continue to decline in some of the brands mature European markets, notably Germany, Portugal, Spain and the United Kingdom.

Gross Profit

Gross profit margin for the six month period increased slightly to 54.9% from 54.6% last year. The increase reflects price increases across the Global Brands which more than offset increased freight and energy related costs and the negative impact of foreign exchange.

Selling, General and Administrative Expenses

Selling, General and Administrative expenses ("SG&A"), which include advertising and promotion expenses, increased by +$89 million or +10% compared to the prior year period and increased +$40 million or +4% excluding the unfavorable impact of foreign exchange. During the current fiscal year period the Company invested in slightly higher levels of advertising and promotional investment, in infrastructure to support the marketing and selling efforts in key markets, and in the long-term global IT strategy.

Management's Discussion and Analysis (Continued)

Earnings from Operations

As a result of the items described above, earnings from operations margin was 19.8% for the current year period compared to 19.9% in the prior year period.

Interest Expense, Other Expense and Income Taxes

Net interest expense decreased by -12% compared to the same prior year period due to lower interest rates, lower average borrowings, and the redemption of the Series A Preferred shares in July 2008. The -$9 million decrease in miscellaneous expense results primarily from unrealized gains on foreign currency forward contracts and options resulting from the strengthening U.S. dollar. The effective tax rate decreased to 9.1% for the six months ending September 2008 as compared to 9.9% for the same prior year period due to discrete tax items recognized in both periods.

Net Income

As a result of the items described above, net income for the six months ended September 2008 was $457 million compared to $395 million for the prior year period.

Liquidity and Financial Condition

The cash flows generated and available borrowing facilities continue to allow the Company to meet operating needs and distribute earnings. In the opinion of management, operating cash flows are sufficient to meet expected operating and capital expenditure requirements. Cash provided from operations was $227 million in the first six months of Fiscal 2009, an increase of +$113 million as compared to prior year. The increase in cash provided from operations was mainly due to an increase in net earnings, a decrease in the expansion of inventory levels and a decrease in the payments for awards exercised under the incentive plans. These improvements were partially offset by a decrease in accrued liabilities and provisions.

Cash used in investing activities increased to $123 million in the first six months of Fiscal 2009 as compared to $90 million in the same prior year period. Of the $123 million in the current period, $50 million represents net investment in fixed assets and $48 million of contingent payouts related to the Fiscal 2005 acquisition of the GREY GOOSE brand.

Cash used in financing activities in the first six months of Fiscal 2009 is primarily related to distributions to shareholders of $176 million offset by increased borrowings under the global credit facility (included in current portion of long-term debt per discussion below) and short-term facilities of +$316 million and increased borrowings under long-term facilities of +$34 million. The additional borrowings under the global credit facility were used to finance the $83 million purchase of common shares under the Company's common share buy-back program and the $201 million (including dividends paid of $13 million) redemption of the Series 3 Preferred shares.

Management's Discussion and Analysis (Continued)

Liquidity and Financial Condition (continued)

At September 30, 2008, $2.0 billion of the Company's long-term debt is scheduled to mature within one year. The Company has begun discussions with its current lenders to refinance this debt on a long-term basis. Despite the current financial market challenges, based on the discussions to date with these lenders, the Company believes the new finance arrangements will contain terms similar to the current agreement at an increased interest rate. Although the specific lenders which will participate in the new financing arrangements for the Company are not yet finalized, it is anticipated that the group will contain similar institutions to those that have supported the Company in previous financings. The Company believes it will have the long-term financing in place by March 31, 2009, but no guarantee can be provided under the current credit market conditions. As such, $2.0 billion of the debt scheduled to mature within one year of the current balance sheet date has been included in current portion of long-term debt in the accompanying consolidated balance sheets.

New Accounting Pronouncements

Fair Value Measurements and Fair Value Option for Financial Assets and Financial Liabilities

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a formal framework for measuring fair value and expands disclosures about fair value measurements. Broadly, SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 applies prospectively to fair value measurements performed after the required effective dates as follows: on April 1, 2008, the standard applied to the measurements of fair values of financial instruments and recurring fair value measurements of financial assets and liabilities; on April 1, 2009, the standard will apply to non-recurring measurements of non-financial assets and liabilities such as our measurement of potential impairments of goodwill, other intangibles and other long-lived assets. On April 1, 2008, the Company adopted the applicable provisions of SFAS 157, the adoption of which did not have a material impact on the consolidated financial statements. The Company expects that the adoption of the remaining provisions on April 1, 2009 will not have a material impact on the consolidated financial statements.

On April 1, 2008, the Company also adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides an option, on an instrument-by-instrument basis, for certain financial instruments and other items that are not otherwise measured at fair value, to be reported at fair value with changes in fair value reported in earnings. After the initial adoption, the election is generally made at the acquisition of the instrument and it may not be revoked. The adoption of this standard did not have a material impact on the consolidated financial statements.

Management's Discussion and Analysis (Continued)

New Accounting Pronouncements (continued)

Business Combinations

In December 2007, the FASB issued Statement No. 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) revises SFAS 141 and establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies prospectively and is effective for business combinations on or after April 1, 2009. Early adoption is prohibited.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interest in Consolidated Financial Statements - an amendment of ARB No.51" ("SFAS 160"). This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective beginning April 1, 2009. Early adoption is prohibited. The adoption of SFAS 160 is not expected to have a material impact on the Company's consolidated financial statements.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities". This Statement changes the disclosure requirements for derivative instruments and hedging activities and requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The Company will adopt this pronouncement effective for its March 31, 2009 financial statements and include the expanded required disclosures therein.

Condensed Consolidated Statements of Earnings
(Unaudited)

(expressed in thousands of U.S. Dollars)	Three Months Ended September 30,		Six Months Ended September 30,	
	2008 $	2007 $	2008 $	2007 $
Sales	1,451,478	1,367,985	2,878,513	2,647,303
Excise taxes	239,994	242,976	489,262	473,349
	1,211,484	1,125,009	2,389,251	2,173,954
Cost of sales	411,977	383,344	810,177	729,436
Gross profit	799,507	741,665	1,579,074	1,444,518
Selling, general and administrative expenses	508,141	479,927	1,007,931	918,988
Earnings from operations	291,366	261,738	571,143	525,530
Other expenses (income)				
Interest income	(694)	(861)	(1,232)	(1,461)
Interest expense	35,010	41,035	69,800	79,441
Miscellaneous (income) expense - net	(14,378)	1,988	129	9,034
	19,938	42,162	68,697	87,014
Earnings before income taxes	271,428	219,576	502,446	438,516
Provision for income taxes	22,617	22,165	45,589	43,409
Net income	248,811	197,411	456,857	395,107

The accompanying notes are an integral part of these condensed consolidated financial statements.

BACARDI LIMITED

Condensed Consolidated Balance Sheets
(Unaudited)

(expressed in thousands of U.S. Dollars, except share and per share amounts)	September 30, 2008 $	March 31, 2008 $
Assets		
Current Assets		
Cash and equivalents	33,903	25,830
Accounts receivable, less allowance for doubtful accounts of $27,153 and $29,688, respectively	1,029,198	951,658
Inventories	1,012,118	1,015,786
Other current assets	225,674	201,533
	2,300,893	2,194,807
Long-Term Investments, Advances and Other Assets	283,853	273,422
Property, Plant and Equipment, Net	602,078	622,368
Intangible Assets	5,573,643	5,686,855
	8,760,467	8,777,452
Liabilities		
Current Liabilities		
Short-term borrowings	468,663	412,955
Accounts payable	324,098	304,659
Accrued liabilities	576,256	727,147
Taxes payable	158,586	162,069
Dividends payable	176,696	–
Current portion of long-term debt	2,039,258	331,730
Series 3 Preferred shares	–	187,875
	3,743,557	2,126,435
Long-Term Debt	360,039	1,961,102
Other Liabilities	538,053	559,251
	4,641,649	4,646,788
BMRH Founders' Common Shares	92,467	92,467
Shareholders' Equity		
Common Shares, $1.40 par value; 24,000,000 shares authorized, 23,372,465 and 23,506,653 issued and outstanding, respectively	32,721	32,909
Share Premium	951,802	957,267
Retained Earnings	3,223,748	3,200,826
Accumulated Other Comprehensive Loss	(181,920)	(152,805)
	4,026,351	4,038,197
	8,760,467	8,777,452

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Shareholders' Equity (Unaudited)

(expressed in thousands of U.S. Dollars)	Common Shares $	Share Premium $	Retained Earnings $	Accumulated Other Comprehensive Loss $	Total Shareholders' Equity $
Balance at March 31, 2008	**32,909**	**957,267**	**3,200,826**	**(152,805)**	**4,038,197**
Comprehensive income:					
Net income	-	-	456,857	-	456,857
Foreign currency translation adjustments	-	-	-	(29,016)	(29,016)
Deferred retirement benefit costs, net of tax of $546	-	-	-	2,020	2,020
Net change in gain on derivative instruments	-	-	-	(442)	(442)
Other	-	-	-	(1,677)	(1,677)
Total comprehensive income					427,742
Adjustment to apply SFAS No. 158, net of tax of $1,190 (Note 6)	-	-	(3,352)	-	(3,352)
Conversion of Bacardi Corporation Series A Preferred shares	60	-	-	-	60
Repurchase of common shares	(248)	(5,465)	(77,587)	-	(83,300)
Dividends declared	-	-	(352,996)	-	(352,996)
Balance at September 30, 2008	**32,721**	**951,802**	**3,223,748**	**(181,920)**	**4,026,351**

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows
(Unaudited)

(expressed in thousands of U.S. Dollars)	Six Months Ended September 30,	
	2008 $	2007 $
Cash flows from operating activities		
Cash provided from operations (Note 3)	227,062	113,813
Cash flows used in investing activities		
Acquisition of GREY GOOSE brand	(48,174)	(35,962)
Proceeds from sales of brands and investments	-	3,600
Purchase of property, plant and equipment	(51,724)	(43,729)
Proceeds on disposition of property, plant and equipment	1,904	4,369
Change in long-term investments, advances and other assets	(24,753)	(18,225)
Cash used in investing activities	(122,747)	(89,947)
Cash flows used in financing activities		
Dividends paid	(176,300)	(157,965)
Short-term debt:		
Borrowings	822,575	215,047
Repayments	(506,955)	(137,844)
Long-term debt:		
Borrowings	154,455	320,141
Repayments	(120,496)	(245,671)
Purchase of common shares	(83,300)	-
Redemption of Series 3 Preferred shares	(187,490)	-
Cash used in financing activities	(97,511)	(6,292)
Change in cash and equivalents	6,804	17,574
Change in cash and equivalents due to unrealized foreign exchange	1,269	(638)
Cash and equivalents – Beginning of period	25,830	17,430
Cash and equivalents – End of period	33,903	34,366

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to Condensed Consolidated Financial Statements

1. Basis of Preparation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information, are presented in United States dollars and include all adjustments necessary for the fair presentation of such financial statements. United States generally accepted accounting principles are acceptable for the Company under Bermuda law. Due to the seasonal nature of the Company's operations, the results of operations for the six months ended September 30, 2008 are not necessarily indicative of the results of operations expected for the year ending March 31, 2009. The March 31, 2008 condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. These unaudited interim condensed consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2008 Annual Report.

2. New Accounting Pronouncements

Fair Value Measurements and Fair Value Option for Financial Assets and Financial Liabilities

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a formal framework for measuring fair value and expands disclosures about fair value measurements. Broadly, SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 applies prospectively to fair value measurements performed after the required effective dates as follows: on April 1, 2008, the standard applied to the measurements of fair values of financial instruments and recurring fair value measurements of financial assets and liabilities; on April 1, 2009, the standard will apply to non-recurring measurements of non-financial assets and liabilities such as our measurement of potential impairments of goodwill, other intangibles and other long-lived assets. On April 1, 2008, the Company adopted the applicable provisions of SFAS 157, the adoption of which did not have a material impact on the consolidated financial statements. The Company expects that the adoption of the remaining provisions on April 1, 2009 will not have a material impact on the consolidated financial statements.

On April 1, 2008, the Company also adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides an option, on an instrument-by-instrument basis, for certain financial instruments and other items that are not otherwise measured at fair value, to be reported at fair value with changes in fair value reported in earnings. After the initial adoption, the election is generally made at the acquisition of the instrument and it may not be revoked. The adoption of this standard did not have a material impact on the consolidated financial statements.

Notes to Condensed Consolidated Financial Statements (Continued)

2. New Accounting Pronouncements (continued)

Business Combinations

In December 2007, the FASB issued Statement No. 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) revises SFAS 141 and establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies prospectively and is effective for business combinations on or after April 1, 2009. Early adoption is prohibited.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interest in Consolidated Financial Statements – an amendment of ARB No.51" ("SFAS 160"). This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective beginning April 1, 2009. Early adoption is prohibited. The adoption of SFAS 160 is not expected to have a material impact on the Company's consolidated financial statements.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities". This Statement changes the disclosure requirements for derivative instruments and hedging activities and requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The Company will adopt this pronouncement effective for its March 31, 2009 financial statements and include the expanded required disclosures therein.

Notes to Condensed Consolidated Financial Statements (Continued)

3. *Statement of Cash Flows*

Cash provided from operations is comprised as follows:

(expressed in thousands of U.S. Dollars)

	Six Months Ended September 30, 2008 $	2007 $
Net income	456,857	395,107
Items not affecting cash:		
Deferred income taxes	(11,031)	(3,062)
Equity losses/(earnings), net of dividends	1,054	(141)
Loss/(gain) on sale of brand and related assets	332	(2,002)
Gain on sale of assets	(1,106)	(2,763)
Depreciation and amortization	35,696	36,603
Incentive compensation plans expense	4,072	3,440
Restructuring asset impairment charges	-	11,196
Net change in other items related to operations:		
Accounts receivable	(154,976)	(147,931)
Inventories	(67,277)	(133,688)
Accounts payable	39,888	25,739
Accrued liabilities	(44,449)	34,463
Taxes payable	2,947	(22,704)
Pension liabilities	4,762	2,275
Other current assets	(34,627)	(25,192)
Other liabilities	15,082	(7,775)
Proceeds from issuance of Long-Term Incentive Plan shares	86	170
Payments to incentive compensation plan participants	(20,248)	(49,922)
Cash provided from operations	227,062	113,813

4. *Inventories*

Inventories comprise:

(expressed in thousands of U.S. Dollars)

	September 30, 2008 $	March 31, 2008 $
Raw materials and supplies	106,444	109,314
Work-in-progress	87,672	90,905
Aging product	484,174	482,013
Finished goods	333,828	333,554
	1,012,118	1,015,786

Notes to Condensed Consolidated Financial Statements (Continued)

5. *Accumulated Other Comprehensive Loss*

Accumulated other comprehensive loss is comprised of the following: *(expressed in thousands of U.S. Dollars)*	September 30, 2008 $	March 31, 2008 $
Foreign currency translation	(159,331)	(130,315)
Deferred retirement benefit costs, net of taxes of $10,497 and $11,043, respectively	(31,499)	(33,519)
Unrealized gain on cash flow hedges	10,135	10,577
Other	(1,225)	452
Accumulated Other Comprehensive Loss	(181,920)	(152,805)

6. *Employee Benefit Plans*

Effective April 1, 2008, the Company adopted the measurement date requirement of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 had two separate requirements with separate effective dates. The first reporting and footnote disclosure requirements were adopted by the Company as of March 31, 2007. The second requirement obligates employers to measure the funded status of a plan as of the date of its year-end statement of financial position and is effective for fiscal years ending after December 15, 2008.

The adoption of the measurement date requirement resulted in a net pension expense of $3.4 million (net of tax of $1.2 million) reported in retained earnings, a net increase in pension liability of $3.8 million included in other liabilities, and a net decrease in deferred retirement benefit costs of $0.6 million (net of tax of $0.2 million) included in accumulated other comprehensive loss in the accompanying consolidated balance sheets.

7. *Redemption of Series 3 Preferred Shares*

On July 1, 2008, the Company redeemed the Series 3 Preferred Shares for $200.6 million including $13.1 million of accrued dividends. The redemption was financed through available borrowings under the Company's existing credit facilities.

Notes to Condensed Consolidated Financial Statements (Continued)

8. *Share Buy-Back*

In July 2008, the Company announced an offer to purchase up to 404,255 of its common shares and Bacardi Corporation Series A preferred shares upon conversion from shareholders of record as of July 15, 2008 at a price per share of $470. The offer expired on August 22, 2008. Holders of 43,047 Bacardi Corporation Series A Preferred shares exercised their right to convert on a one-for-one basis to the Company's common shares. On August 25, 2008, the Company purchased common shares including the converted Bacardi Corporation Series A Preferred shares, for a total of $83.3 million. The total payment for the shares was allocated to Common Shares ($0.2 million) and Share Premium ($5.5 million) based on the par and per share value, respectively, with the remaining balance recorded to retained earnings ($77.6 million).

The Company retained the right to increase the size of the offer by up to 2% of the shares tendered for without extending the duration of the offer. On October 1, 2008, the Company purchased additional common shares including converted Bacardi Corporation Series A Preferred shares for a total of $0.9 million.

The Company's Board of Directors approved the terms of the Buy-Back offer, including the offer price, after considering an independent valuation opinion. However, the Board's approval of the offer did not represent a determination by the Board or the Company that shareholders should sell their shares at that price, and the price was not intended to represent the best price for the shares under all circumstances.

Common shares of the Company purchased pursuant to the offer were cancelled upon purchase and are not entitled to future dividends. The Company paid a scheduled dividend of $3.75 per share to all holders of record as of July 15, 2008 on August 15, 2008, regardless of their decision to tender their shares. The holders of the remaining outstanding common shares and Bacardi Corporation Series A Preferred shares are entitled to an increase in future Fiscal 2009 per share dividends to $3.78 per share.

9. *Long-Term Debt*

At September 30, 2008, $2.0 billion of the Company's long-term debt is scheduled to mature within one year. The Company has begun discussions with its current lenders to refinance this debt on a long-term basis. Despite the current financial market challenges, based on the discussions to date with these lenders, the Company believes the new finance arrangements will contain terms similar to the current agreement at an increased interest rate. Although the specific lenders which will participate in the new financing arrangements for the Company are not yet finalized, it is anticipated that the group will contain similar institutions to those that have supported the Company in previous financings. The Company believes it will have the long-term financing in place by March 31, 2009, but no guarantee can be provided under the current credit market conditions. As such, $2.0 billion of the debt scheduled to mature within one year of the current balance sheet date has been included in current portion of long-term debt in the accompanying consolidated balance sheets.

Notes to Condensed Consolidated Financial Statements (Continued)

10. Stock Purchase

On November 21, 2008, the Company acquired a significant minority interest in Caribbean Distillers Corporation, Limited ("CDC"), the parent company of The Patron Spirits Company and the ultra-premium Patron tequila brand. The minority interest will be accounted for under the equity method with equity earnings included in the consolidated statement of earnings from the transaction closing date.

11. Contingencies

As a result of negotiations with the U.S. Environmental Protection Agency ("EPA") and the U.S. Department of Justice ("DOJ") regarding alleged violations of the Clean Water Act ("CWA") permit at one of the Company's subsidiary production facilities in Puerto Rico, the subsidiary entered into a Consent Decree with the United States. Pursuant to the Consent Decree, which was approved and entered by the court on September 12, 2008, the subsidiary has paid a civil penalty of $0.6 million, has agreed to donate a parcel of land that the EPA has valued at approximately $1.0 million to a university as a supplemental environmental project ("SEP") and agreed to implement specified injunctive relief.

On May 20, 2008, the EPA issued the subsidiary a new CWA discharge permit effective August 5, 2008 that includes discharge limits and special conditions, most of which are less stringent and some more stringent than the prior permit. For two bacterial parameters, the permit limits will become more stringent in approximately two years (August 5, 2010); for another bacterial parameter, the Consent Decree provides for a more stringent limit starting June 30, 2010. The Company is working to meet all its obligations under the Consent Decree and the permit. The full costs of compliance with the Consent Decree and the permit have not been precisely quantified. However, the Company believes that the costs of complying with the Consent Decree and the permit will not have a material adverse effect on the Company's results of operations, financial position or cash flows.

The Company and its subsidiaries are party to various legal claims, actions and complaints. While the Company currently believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to inherent uncertainties. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these legal matters, or, if not, what the impact may be. Legal costs are expensed as incurred.

Corporate Information

Directors

Facundo L. Bacardi
Adolfo L. Danguillecourt
Barry E. Kabalkin
Victor R. Arellano Jr.
Jaime Bergel
Francisco Carrera-Justiz
Toten Comas Bacardi
Robert J. Corti
Paul M. de Hechavarria
Ignacio de la Rocha
Séamus E. McBride
Melanie Liddle Healey
Roman Martinez IV
Jay H. McDowell
Guy Peyrelongue
Philip Shearer

Officers

Facundo L. Bacardi	Chairman
Adolfo L. Danguillecourt	Deputy Chairman
Barry E. Kabalkin	Deputy Chairman
Séamus E. McBride	President and Chief Executive Officer
Ralph Morera	Executive Vice President & Chief Financial Officer
Eduardo B. Sanchez	Senior Vice President & General Counsel
Timothy C. Sullivan	Senior Vice President – Human Resources
Atul Vora	Vice President – Business Development
Kim B. Adriano	Corporate Controller
Michael Maguire	Assistant Vice President
Michael Brennan	Treasurer
D. Douglas Mello	Company Secretary
Gail A. Butterworth	Assistant Secretary and Director of Shareholder Relations
Katherine Williams	Assistant Secretary – Subsidiary Relations

Other Global Executives

Stella David	Global Chief Marketing Officer
Jeri Dunn	Global Chief Information Officer
Harold Dyrvik	Regional President Asia Pacific Region
John Esposito	Regional President North America
Jon Grey	Chief of Global Operations
Robbie Jamieson	Regional President Latin America
Patrick Sauvageot	Regional President Europe, Middle East & Africa Region

Shareholder information:
Gail A. Butterworth: gbutterworth@bacardi.com
Telephone: 441-298-1027

BACARDI rum
CASTILLO rum

GREY GOOSE vodka
ERISTOFF vodka
NATASHA vodka
RUSSIAN PRINCE vodka
42 BELOW vodka

DEWAR'S Scotch whisky
WILLIAM LAWSON'S Scotch whisky
ABERFELDY Scotch whisky

BOMBAY gin
BOMBAY SAPPHIRE gin
BOSFORD gin

CAZADORES tequila
CORZO tequila
CUATRO VIENTOS tequila
CAMINO REAL tequila

MARTINI vermouth
NOILLY PRAT vermouth

MARTINI Asti
MARTINI Prosecco

OTARD cognac
GASTON DE LA GRANGE cognac
VIEJO VERGEL brandy

BÉNÉDICTINE liqueur
B&B liqueur
GET 27/31 liqueur
CHINA MARTINI liqueur
NASSAU ROYALE liqueur

END

BACARDI LIMITED

P.O. BOX HM 720, Hamilton, HM CX, Bermuda.
Telephone: 441-295-4345 Fax: 441-292-0562